Filed pursuant to Rule 433

Registration File No. 333-246087

Pricing Term Sheet

Pricing Term Sheet

Lear Corporation

$350,000,000 2.600% Senior Notes due 2032

$350,000,000 3.550% Senior Notes due 2052

November 4, 2021

The information in this pricing term sheet supplements Lear Corporation’s preliminary prospectus supplement, dated November 4, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Lear Corporation
	2032 Notes	2052 Notes
Title of Security:	2.600% Senior Notes due 2032	3.550% Senior Notes due 2052

Offering Format:	SEC-registered	SEC-registered

Expected Ratings*:	Baa2 / BBB-	Baa2 / BBB-

Trade Date:	November 4, 2021	November 4, 2021

Settlement Date:	November 8, 2021 (T+2)	November 8, 2021 (T+2)

Aggregate Principal Amount:	$350,000,000	$350,000,000

Maturity Date:	January 15, 2032	January 15, 2052

Coupon:	2.600%	3.550%

Benchmark Treasury:	UST 1.250% due August 15, 2031	UST 2.375% due May 15, 2051

Benchmark Treasury Price and Yield:	97-16+ / 1.524%	109-10 / 1.958%

Spread to Benchmark Treasury:	+110 basis points	+160 basis points

Yield to Maturity:	2.624%	3.558%

Price to Public:	99.782% of aggregate principal amount	99.845% of aggregate principal amount

Net Proceeds to Issuer (before expenses and underwriting discounts):	$349,237,000	$349,457,500

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2022	January 15 and July 15, commencing July 15, 2022

Optional Redemption:

Prior to October 15, 2031 (three months prior to the maturity date of the 2032 Notes), we may at our option redeem some or all of the 2032 Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to the redemption date plus a “make-whole” premium, if any, at UST + 20 basis points.

At any time on or after October 15, 2031, we may redeem at our option, some or all of the 2032 Notes, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including the redemption date.

Prior to July 15, 2051 (six months prior to the maturity date of the 2052 Notes), we may at our option redeem some or all of the 2052 Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to the redemption date plus a “make-whole” premium, if any, at UST + 25 basis points.

At any time on or after July 15, 2051, we may redeem at our option, some or all of the 2052 Notes, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including the redemption date.

Change of Control Triggering Event:	If we experience a Change of Control and a Rating Decline, each holder will have the right to require us to offer to purchase all of the 2032 Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.	If we experience a Change of Control and a Rating Decline, each holder will have the right to require us to offer to purchase all of the 2052 Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

CUSIP/ISIN:	521865 BC8 / US521865BC87	521865 BD6 / US521865BD60

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Barclays Capital Inc. J.P. Morgan Securities LLC	BofA Securities, Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Barclays Capital Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp. MUFG Securities Americas Inc. PNC Capital Markets LLC RBC Capital Markets, LLC SG Americas Securities, LLC SMBC Nikko Securities America, Inc.	BNP Paribas Securities Corp. MUFG Securities Americas Inc. PNC Capital Markets LLC RBC Capital Markets, LLC SG Americas Securities, LLC SMBC Nikko Securities America, Inc.

Co-Managers:	Citizens Capital Markets, Inc. ICBC Standard Bank Plc UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.	Citizens Capital Markets, Inc. ICBC Standard Bank Plc UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC relating to this offering. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained by contacting (i) BofA Securities, Inc. at 1-800-294-1322, (ii) Citigroup Global Markets Inc. at 1-800-831-9146 and (iii) HSBC Securities (USA) Inc. at 1-866-811-8049.

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